As filed with the Securities and Exchange Commission on December 17, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

KfW	KfW International Finance Inc.
(Name of Registrant)	(Name of Registrant)

Federal Republic of Germany

(Guarantor and Co-Signatory)

KfW International Finance Inc.

1105 North Market Street
Suite 1300
Wilmington, Delaware 19899
USA
(Name and Address of Authorized Agent in the United States)

Copies to:
DAVID MORRISON, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main, Germany 011-49-69-4272 5200	PAUL B. FORD, ESQ. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455 2870

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered (1)	Per Unit (2)	Offering Price (3)	Registration Fee
Debt Securities of KfW, KfW Finance	$5,691,000,000		$5,691,000,000	$669,831

Guarantee of KfW	$5,691,000,000		$5,691,000,000	None

Guarantee of Federal Government	—		—

(1)	Or an equivalent amount in any other currency or in composite currencies as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the issuer.

(2)	The proposed maximum offering price per unit will be determined from time to time by the relevant Registrant in connection with, and at the time of, the issuance by such Registrant of securities registered hereunder.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The debt securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and Supplements to such Prospectus also relate to Registration Statement Nos. 333-102076/102076-01 previously filed by the Registrants on December 20, 2002 and declared effective on January 8, 2003. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement Nos. 333-102076/102076-01, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement and Supplements to such Prospectus shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement and Supplements to such Prospectus shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page and number pages 2 through 28 relating to debt securities of KfW International Finance, Inc. (“KfW Finance”), debt securities and guarantees of KfW and guarantees of the Federal Republic of Germany. A maximum aggregate principal amount of U.S.$13,000,000,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, U.S.$5,691,000,000 is registered hereby and U.S.$7,309,000,000 was previously registered under the Registrants’ Registration Statement Nos. 333-102076/102076-01. The first U.S.$7,309,000,000 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement Nos. 333-102076/102076-01.

KfW and/or KfW Finance may offer its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules of the SEC.

PROSPECTUS

KfW, Frankfurt/Main, Federal Republic of Germany

Debt Securities

Debt Securities

Guaranteed Unconditionally

as to Principal, Premium, if any, and
Interest by
KfW, Frankfurt/Main, Federal Republic of Germany

       Kreditanstalt für Wiederaufbau, also acting under the name KfW, an institution organized under public law of the Federal Republic of Germany, and KfW International Finance Inc., a Delaware corporation, also known as KfW Finance, may each from time to time offer debt securities. The securities may consist of notes or bonds. The securities issued by KfW may also, at the option of KfW, be exchangeable for other debt securities or for equity securities owned directly or indirectly by KfW in other entities. The securities will be unconditional obligations of either KfW or KfW Finance. Securities that are offered and sold by KfW Finance will be guaranteed unconditionally, as to principal, premium, if any, and interest by KfW.

      Pursuant to the Law Concerning the Kreditanstalt für Wiederaufbau, the securities will also benefit from a statutory guarantee of the Federal Republic.

      For each offer and sale of securities under this prospectus, we will provide a prospectus supplement with the specific terms of each issue.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is        ●       .

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. When we filed the registration statement, we used a “shelf” registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” before you invest.

WHERE YOU CAN FIND MORE INFORMATION

      KfW and KfW Finance together file an Annual Report on Form 18-K with the SEC. This report includes financial, statistical and other information concerning KfW, KfW Finance and the Federal Republic of Germany. You can inspect and copy this annual report at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of this report at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website, www.sec.gov.

      The SEC allows us to “incorporate by reference” the information in documents we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC until we sell all of the securities.

•	Annual Report on Form 18-K of KfW and KfW Finance for the year ended December 31, 2003, filed on May 17, 2004;

•	Amendment No. 1 to Annual Report on Form 18-K/A of KfW and KfW Finance for the year ended December 31, 2003, filed on October 8, 2004;

•	Amendment No. 2 to Annual Report on Form 18-K/A of KfW and KfW Finance for the year ended December 31, 2003, filed on October 13, 2004;

•	Amendment No. 3 to Annual Report on Form 18-K/A of KfW and KfW Finance for the year ended December 31, 2003, filed on October 29, 2004;

•	Amendment No. 4 to Annual Report on Form 18-K/A of KfW and KfW Finance for the year ended December 31, 2003, filed on December 17, 2004.

      You may request a copy of these filings at no cost by writing Deutsche Bank Trust Company Americas (“DBTCA”), 100 Plaza One, Jersey City, NJ 07311.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

APPLICATION OF PROCEEDS

      The net proceeds from the sale of securities offered by KfW will be used by KfW for its general business. The net proceeds from the sale of securities offered by KfW Finance will be loaned to KfW for use in KfW’s general business.

KFW

Overview

      KfW was established in 1948 as a public law institution (Anstalt des öffentlichen Rechts) by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW was established to distribute and lend funds of the European Recovery Program (the “ERP”), also known as the Marshall Plan. Today, having expanded and internationalized, KfW conducts its business in four principal areas: investment finance, export and project finance, promotion of developing countries (“financial cooperation”) and advisory and other services.

      In 2003, the former Deutsche Ausgleichsbank (“DtA”) merged into KfW. DtA, formed in 1950 as a public law institution, was active as a promotional bank particularly in the area of lending to small and medium sized enterprises and start-up businesses. The merger occurred pursuant to a law (the Förderbankenneustrukturierungsgesetz or “Promotional Bank Restructuring Act”, dated August 15, 2003) designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the “Understanding” reached with the European Commission in March 2002.

      In connection with the merger, KfW reorganized complementary business activities of the two institutions and re-branded its business lines under the umbrella brand name KfW Bankengruppe. However, KfW’s main business continues to be conducted through a single legal entity. KfW now operates in the following business areas under the brand names noted in italics:

•	Investment finance:

•	KfW Förderbank (KfW Promotional Bank), offering financing products for housing, environmental, education and infrastructure projects;

•	KfW Mittelstandsbank (KfW SME Bank), promoting business founders, start-ups, small and medium-sized enterprises (“SMEs”) and self-employed professionals;

•	Export and project finance:

•	KfW IPEX-Bank, offering customized financing for exports and projects world-wide;

•	Financial cooperation:

•	KfW Entwicklungsbank (KfW Development Bank), dealing with KfW’s public sector development cooperation activities;

•	DEG (Deutsche Investitions- und Entwicklungs-Gesellschaft mbH), financing private-sector investments in developing countries.

•	Advisory and other services

      As a public law institution serving public policy objectives of the Federal Government, KfW is not subject to corporate taxes and does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support the growth in the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.

      KfW is organized under the Law Concerning the Kreditanstalt für Wiederaufbau, or the KfW Law, as a public law institution with unlimited duration. Its offices are located at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains a branch office in Berlin and Bonn, as well as a liaison office to the European Union in Brussels.

Relationship with the Federal Republic

      Ownership. The Federal Republic holds 80% of KfW’s capital and the German federal states (the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic and the Länder. Capital contributions have been and are expected to continue to be made to KfW in such proportions as to maintain the relative share of capital held by the Federal Republic and the Länder.

      Guarantee of the Federal Republic. The KfW Law was amended with effect from April 1, 1998 to provide expressly that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1A). Under this statutory guarantee, if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW or if KfW fails to make any payment required to be made under its guarantee of securities issued by KfW Finance when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under this statutory guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered. For more information about the guarantee of the Federal Republic, please see the discussion under the heading entitled “Responsibility of the Federal Republic for KfW — Guarantee of the Federal Republic” in this prospectus.

      Institutional Liability (“Anstaltslast”). Under the German administrative law principle of Anstaltslast the Federal Republic has an institutional liability to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to perform its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including its obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

      Understanding with the European Commission. Pursuant to an understanding between the European Commissioner for Competition and the German Federal Ministry of Finance reached on March 1, 2002, Anstaltslast and the statutory guarantee of the Federal Republic of Germany will continue to be available to KfW, in light of the promotional activities for which KfW is responsible. The understanding acknowledges that KfW’s role in providing financing in particular for small and medium-sized enterprises, risk capital, environmental protection, technology/ innovation, infrastructure and housing, as well as its co-operation with developing countries, is compatible with European Union (EU) prohibitions against state aid.

      In the area of export and project finance, the understanding with the Commissioner requires KfW to transfer to an independent subsidiary that portion of such export and domestic and international project finance activities which the Commissioner has deemed to fall outside the scope of the promotional activities of KfW. While the legislative basis for the establishment of such subsidiary and the transfer of such export and project financing had to be adopted by March 31, 2004, the actual transfer of such activities to the subsidiary must be effected by December 31, 2007. As from that date, KfW may not fund the subsidiary at other than market rates of interest or extend to the subsidiary any benefits of Anstaltslast or the statutory guarantee. KfW will continue to be permitted, however, to engage directly in the following export and project finance activities:

•	Implementation of international promotional programs, such as the interest-rate subsidized programs CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding) (these are recognized as promotional activities in accordance with the OECD consensus).

•	Participation in syndicated financing activities outside the EU, the European Economic Area and the countries currently being considered for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist.

•	Participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

      Part of the Promotional Bank Restructuring Act also implemented the understanding with the Commission and amended the KfW Law and by-laws accordingly. In the first quarter of 2003, KfW developed the concept for the structure, organization and products of this subsidiary and started to test the new structure within KfW’s organization on January 1, 2004.

      In order to formalize the understanding in accordance with the rules of the EC Treaty, the Commission has transformed the understanding into a “decision” of the Commission. The Federal Republic formally accepted the decision with respect to the understanding.

      Supervision. KfW is generally exempt from the requirements of the German Banking Act. Under the KfW Law, the Federal Ministry of Finance supervises KfW and monitors KfW’s compliance with applicable laws and KfW’s by-laws. These powers of supervision do not include the right to exercise influence over business decisions by the Board of Management or the Board of Directors of KfW. KfW’s overall activities are supervised by its Board of Supervisory Directors, which was enlarged pursuant to the Promotional Bank Restructuring Act and now consists of seven Federal Ministers, seven appointees of the Bundesrat, seven appointees of the Bundestag and representatives of various sectors and institutions of the German economy.

      In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is also subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätze-Gesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed in such a way as to enable the Board of Directors, the responsible Federal Department, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.

      Under the terms of the various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is also required to have an auditor to report on the proper discharge of KfW’s duties and the efficiency and the effectiveness of its administration.

KfW INTERNATIONAL FINANCE INC.

      KfW Finance is a wholly owned subsidiary of KfW and was incorporated in the State of Delaware in June 1988 for the sole purpose of issuing and selling debt securities and transferring the net proceeds of such sales to KfW. KfW Finance has nominal equity capital and operates under arrangements with KfW which provide that KfW will indemnify KfW Finance for any expenses or liabilities that it incurs in connection with the issuance of such securities.

DESCRIPTION OF SECURITIES AND KfW GUARANTEE

      The following briefly summarizes the terms and conditions of the securities offered by KfW and KfW Finance as separate series of notes or bonds from time to time, the KfW guarantee, the agency agreement in respect of securities issued by KfW, and the fiscal agency agreement or agreements in respect of securities issued by KfW Finance (together, the “agency agreements”). Copies of the forms of the securities and the forms of the agency agreements are filed as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to those exhibits. Terms that are used in this prospectus and that are defined in the agency agreements have the respective meanings given to them in the agency agreements, unless otherwise defined in this prospectus.

Description of Securities of KfW

General

      KfW’s securities may be denominated in euro, U.S. dollars or, at its option, in any other currency or currencies or in composite currencies or in amounts determined by reference to an index. KfW may issue debt securities in one or more series as it may authorize from time to time. This section summarizes the terms that are common to all series of the securities which KfW may offer. The financial or other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement that applies to your series of KfW securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

      The prospectus supplement that relates to your securities will specify the following terms:

•	the title of the securities;

•	the aggregate principal amount, and any limitation of that amount, of the securities;

•	the denominations in which KfW may issue the securities;

•	the currency or currencies of such denominations and the currency in which payments will be made;

•	the price at which the securities will be issued, expressed as a percentage of their principal amount;

•	the maturity date or dates of the securities;

•	the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which such rate or rates will be calculated;

•	the dates on which KfW must pay interest;

•	where and how KfW will pay principal, premium, if any, and interest on the securities;

•	whether and in what circumstances the securities may or must be redeemed or repaid before maturity;

•	whether and in what circumstances KfW’s obligations under the securities may be terminated;

•	whether the securities will be exchangeable for other debt securities or for equity securities of entities owned directly or indirectly by KfW;

•	whether any part or all of the securities will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

•	the exchange or exchanges, if any, on which KfW will apply to have the securities listed; and

•	any other terms of the securities.

      The prospectus supplement that relates to your KfW securities will also describe special United States federal income tax, German income tax and other considerations that apply to your securities, if any.

      KfW may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

      There will be a registrar and paying agent, generally referred to as the “paying agent”, for KfW in connection with the KfW securities. The duties of the paying agent will be governed by the agency agreement. KfW may replace the paying agent and may appoint a different paying agent for different series of securities. KfW may maintain deposit accounts and conduct other banking and financial transactions with the paying agent. The paying agent is KfW’s agent. The paying agent is not a trustee for the holders of KfW’s securities and does not have a trustee’s responsibilities or duties to act for them in the way a trustee would.

      The paying agent will maintain a registrar at an office in Frankfurt am Main, and in any other city required by the rules of the relevant stock exchange or applicable law, to register transfers of securities issued in registered form, subject to any restrictions set forth in the prospectus supplement relating to the securities.

      Principal of, premium, if any, and interest on your securities will be payable at the place or places and in the currency or currencies as are designated by KfW and as set forth in the applicable prospectus supplement.

      There will be no “gross-up” provision which would require additional payments to be made in respect of the securities in the event that German withholding taxes are imposed.

Rank of Securities

      The securities will not be secured by any of KfW’s property or assets and will not be subordinated to any of KfW’s other general obligations. The securities will therefore rank equally with each other and with all of KfW’s other unsecured and unsubordinated indebtedness, subject to any mandatory statutory exceptions that apply.

Governing Law; Jurisdiction

      The agency agreement and the securities will be governed by, and interpreted in accordance with, the laws of the Federal Republic.

      Any action or legal proceedings arising out of or in connection with the securities can only be brought in the District Court (Landgericht) in Frankfurt am Main.

Description of Securities of KfW Finance

General

      KfW Finance’s securities may be denominated in U.S. dollars or, at its option, in any other currency or currencies or in composite currencies or in amounts determined by reference to an index. KfW Finance may issue its securities in one or more series as it may authorize from time to time. This section summarizes the terms of the securities that are common to all series of the securities which KfW Finance may offer. The financial or other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement that applies to your series of KfW Finance securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

      The prospectus supplement that relates to your securities will specify the following terms:

•	the title of the securities;

•	the aggregate principal amount, and any limitation of that amount, of the securities;

•	the denominations in which KfW Finance may issue the securities;

•	the currency or currencies of denominations and the currency in which payments will be made;

•	the price at which the securities will be issued, expressed as a percentage of their principal amount;

•	the maturity date or dates of the securities;

•	the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which the rate or rates will be calculated;

•	the dates on which KfW Finance must pay interest;

•	where and how KfW Finance will pay principal, premium, if any, and interest on the securities;

•	whether and in what circumstances the securities may or must be redeemed or repaid before maturity, in addition to the redemption terms described below in this prospectus under the heading “Redemption at the Option of KfW Finance”;

•	the exchange or exchanges, if any, on which KfW Finance will apply to have the securities listed;

•	whether any part or all of the securities will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

•	any sinking fund provisions;

•	whether the securities will be issued in bearer form with interest coupons attached, if any, or in registered form without interest coupons, or both, and any restrictions on the exchange of one form for another; and

•	any other terms of the securities.

      Your prospectus supplement will also describe special United States federal income tax and other considerations that apply if your KfW Finance securities are issued in bearer form or if principal or interest payments on your securities are determined by reference to any index.

      KfW Finance may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

      There will be a fiscal agent or agents for KfW Finance in connection with the KfW Finance securities. The duties of the fiscal agent will be governed by the agency agreement. KfW Finance may replace the fiscal agent and may appoint a different fiscal agent or agents for different series of securities. KfW Finance and KfW may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is KfW Finance’s agent. The fiscal agent is not a trustee for the holders of KfW Finance’s securities and does not have a trustee’s responsibilities or duties to act for them in the way a trustee would.

      KfW Finance will maintain a register at an office in The City of New York to register transfers of securities issued in registered form, subject to any restrictions set forth in the prospectus supplement relating to the securities.

      Principal of, premium, if any, and interest on the securities will be payable at the place or places and in the currency or currencies as are designated by KfW Finance and as set forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on registered securities will be paid by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person’s address appearing on the register of securities. Interest on any securities in bearer form will be payable by check upon surrender of any applicable coupon at the offices or agencies of the fiscal agent or any such other paying agent outside of the United States as KfW Finance may designate from time to time, as long as prior to the first actual payment of interest, the required certification of non-U.S. beneficial ownership has been delivered (as further described in the prospectus supplement).

      No payment of interest on bearer securities will be made at the corporate trust office of the fiscal agent in the United States or at any other paying agency maintained by KfW Finance in the United States, nor will any such payment be made by mail to an address in the United States or by transfer to an account maintained by a holder with a bank in the United States. Nevertheless, payments of principal of and premium and interest on bearer securities denominated and payable in U.S. dollars will be made in the United States if, but only if, payment of the full amount in U.S. dollars at each office of the fiscal agent and of each paying agent outside of the

United States appointed and maintained by KfW Finance is illegal or effectively precluded by exchange controls or other similar restrictions. If bearer securities are issued, KfW Finance will designate the offices of at least one paying agent outside the United States as the location at which interest on the bearer securities will be paid.

Rank of Securities

      The securities will not be secured by any of KfW Finance’s property or assets. The securities will rank equally with each other, without any preference by reason of priority of date of issue or currency of payment or otherwise, with all of KfW Finance’s other unsecured loan indebtedness.

Loans to KfW

      KfW Finance will lend the proceeds from the sale of each series of securities offered by KfW Finance to KfW. KfW will agree to make payments to KfW Finance on each loan relating to securities in the amounts and prior to the times of the required payments of the principal of and premium, if any, and interest on the securities.

Additional Amounts

      If any present or future German tax, assessment or governmental charge is imposed upon or as a result of payments of principal of, or premium, if any, or interest on the notes, then KfW Finance will pay you additional amounts so that you will receive the same net amount after deducting or withholding for these taxes, assessments or governmental charges that you would have received had none of these amounts been deducted or withheld, unless:

•	you are liable for these taxes on your notes because you have some present or former connection with the Federal Republic of Germany other than merely receiving principal of, premium, if any, or interest on the notes or owning or holding them;

•	the only reason these taxes were imposed was because you presented your notes for payment more than 15 days after the date on which the payment first became due and payable or the date on which payment was duly provided for, whichever occurred later;

•	these taxes were imposed because you failed to comply with any certification, identification or other reporting requirements concerning your nationality, residence, identity or connection with the Federal Republic of Germany, and such compliance is required by statute or by regulation as a precondition to exemption from such tax;

•	these taxes are estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or governmental charge;

•	these taxes are payable other than by deduction or withholding from any payment of principal or interest;

•	these taxes are required to be withheld by any paying agent from a payment on the notes and such payment can be made without such withholding by any other paying agent;

•	these taxes are imposed pursuant to: (x) Council Directive 2003/48/ EC (“EU Savings Tax Directive”) or any other directive on the taxation of savings implementing the conclusions of the Council of the European Union (Ecofin) meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive or law, (y) any international agreement to which the Federal Republic of Germany or the European Union is a party implementing a system of taxation substantially similar to that adopted in the EU Savings Tax Directive, or (z) any law implementing or complying with, or introduced in order to conform to, such an agreement.

      KfW Finance will not pay any additional amounts if the registered holder of a note is a fiduciary, partnership or any person other than the sole beneficial owner of any payment and a beneficiary or settlor with respect to a fiduciary, a member of a partnership or the beneficial owner of that payment would not have been entitled to the additional amounts if it had been the registered holder of the note. For further discussion of additional amounts, please see the discussion under the heading “Federal Republic Taxation” below in this prospectus.

      There will be no additional amounts payable in respect of any present or future United States tax, assessment or governmental charge.

Redemption at the Option of KfW Finance

      If any German tax law or regulatory changes that take effect on or after the date of the prospectus supplement for your series of KfW Finance securities require KfW Finance to pay you additional amounts on or before the interest payment date, or if these changes require KfW to pay additional amounts to KfW Finance under the loan relating to your series or to you under the guarantee relating to your series or otherwise on or before the next interest payment date, KfW Finance may redeem all of the outstanding securities in your series. KfW Finance may only redeem your securities at a time when these conditions continue to exist. If KfW Finance decides to redeem your securities, it will give you at least 30 days’ and no more than 60 days’ prior written notice and will pay you 100% of the principal amount of your securities that are redeemed plus accrued interest to the redemption date.

Acceleration of Maturity

      The securities of any series will become due and payable at the option of the holder of the securities of the series if:

•	there has been a default in any interest payment on any security of the series when due that has continued for 30 days;

•	there has been a default in any payment of principal of any security of the series when due;

•	either KfW Finance or KfW defaults in the performance of any of its other covenants in the securities of the series and the fiscal agency agreement, and this default has continued for 60 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement;

•	there has been a default in any payment when due of the principal of, or acceleration of, any indebtedness for money borrowed by KfW Finance, if that indebtedness is not discharged, or the acceleration is not annulled, within 10 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement;

•	there has been a default in any payment when due of the principal of, or acceleration of, any indebtedness for money borrowed by KfW, in any case where (1) the aggregate amount of indebtedness with respect to which the default has occurred exceeds U.S.$10,000,000, or the equivalent in another currency, and (2) KfW is not contesting the default in good faith and by appropriate proceedings, if the indebtedness is not discharged, or the acceleration is not annulled, within 10 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement; or

•	certain events in bankruptcy, insolvency or reorganization of KfW Finance or KfW occur.

      If any of these events occur, the securities of that series will become due and payable upon written notice by the holders of the fiscal agent, unless all defaults have been cured before the fiscal agent has received the written notice.

      Neither KfW Finance nor KfW are required to give the fiscal agent periodic evidence that there is no default.

Assumption

      KfW or any of its wholly-owned subsidiaries may, with the consent of the German Ministry of Finance, assume all of KfW Finance’s obligations relating to a series of securities by amending the fiscal agency agreement for that series. This may be done without the consent of the holders of the securities of that series. If the assumption is made by a wholly-owned subsidiary of KfW, KfW must guarantee that subsidiary’s obligations and certain other conditions must be met.

Governing Law

      The fiscal agency agreement and the securities will be governed by, and interpreted in accordance with the laws of the State of New York, except with respect to authorization and execution by KfW of the fiscal agency agreement and the securities, and any other matters required to be governed by the laws of the Federal Republic.

Consent to Service

      KfW will designate the fiscal agent as its authorized agent upon which process may be served in any action arising out of or based on the fiscal agency agreement and the KfW guarantee which may be instituted in any federal or state court in New York City by any holder of the securities. Such designation will not constitute consent to service of process in any legal action or proceeding predicated upon the Securities Act of 1933, as amended. KfW is not entitled to sovereign immunity.

Description of KfW Guarantee

      KfW will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest on the securities offered by KfW Finance, when and as the same shall become due and payable, whether at the stated maturity, by declaration of acceleration, upon redemption or otherwise.

RESPONSIBILITY OF THE FEDERAL REPUBLIC FOR KfW

      Guarantee of the Federal Republic. As discussed under “KfW — Relationship with the Federal Republic — Guarantee of the Federal Republic”, under the statutory guarantee of the Federal Republic, in the event that KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW or to make any payment required to be made under the KfW guarantee, when the same is due and payable, the Federal Republic will be liable at all times for that payment as and when it shall become due and payable.

      The Federal Republic has not appointed an agent in the United States upon whom process may be served in any action based on its obligations under its statutory guarantee, has not consented to or agreed to submit to the jurisdiction of any court in the United States in respect of such actions and has not waived any immunity from the jurisdiction of courts in the United States to which it may be entitled in respect of any such action. As a result, it may not be possible to obtain a judgment against the Federal Republic in respect of securities covered by the guarantee of the Federal Republic in a court in the United States or to enforce in the Federal Republic any such judgment that may be so obtained.

      The Federal Republic may be sued in the courts of the Federal Republic, without any public official’s or authority’s consent to bring proceedings or obtain judgment against the Federal Republic.

      Institutional Liability (“Anstaltslast”). As discussed under “KfW — Relationship with the Federal Republic — Institutional Liability (“Anstaltslast”)”, under the German administrative law principle of Anstaltslast or institutional liability, the Federal Republic, as the constituting body of KfW, is required to assume responsibility to KfW for the performance of KfW’s obligations.

      The responsibility of the Federal Republic under the principle of Anstaltslast is an obligation to KfW itself. Under German law, KfW (or its liquidator) would be required to enforce its rights against the Federal Republic in the event it needed to do so in order to meet its obligations to third parties, such as its obligations to the holders of securities under the KfW guarantee. Moreover, if KfW were to default on an obligation, the Federal Republic would not, under Anstaltslast, be permitted to wait for KfW to enforce its rights; the Federal Republic would be required on its own authority to take steps to enable KfW to perform its obligations when due. Accordingly, while Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic and creditors of KfW do not have a direct claim against the Federal Republic under Anstaltslast, the effect of this legal principle is that KfW’s obligations, including KfW’s obligations to the holders of securities under the KfW guarantee, are fully backed by the credit of the Federal Republic.

DEBT RECORD

      Neither KfW nor KfW Finance nor the Federal Republic has ever defaulted on the payment of principal of, or premium or interest on, any security issued by it.

FEDERAL REPUBLIC TAXATION

      The following is a general discussion of certain German tax consequences of the acquisition and ownership of the securities offered by KfW and KfW Finance. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of the Federal Republic currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

      Prospective purchasers of securities are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of securities, including the effect of any state or local taxes, under the tax laws applicable in the Federal Republic and each country of which they are residents.

Tax Residents

      Payments of interest on the securities, including interest having accrued up to the sale of a security and credited separately (“Accrued Interest”) to persons who are tax residents of the Federal Republic (i.e., persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in the Federal Republic) are subject to German personal or corporate income tax (plus solidarity surcharge (Solidaritätszuschlag) at a rate of 5.5% thereon). Such interest is also subject to trade tax if the securities form part of the property of a German trade or business. Accrued Interest paid upon the acquisition of a security may give rise to negative income if the security is held as a non-business asset.

      Upon maturity of a security the initial subscriber to a security derives, in addition to, or, as in the case of a zero coupon security, instead of the current interest on the security, taxable investment income in an amount equal to the difference between the issue price of the security and the redemption amount (“Original Issue Discount”), in the case of securities held as non-business assets, however, only if the Original Issue Discount exceeds certain thresholds. Provided that the security can be classified as a financial innovation (Finanzinnovation) under German tax law, including zero coupon securities, floating rate securities or discounted securities, and is purchased or disposed of while outstanding, or redeemed at maturity, the Original Issue Discount (provided the holder of the security gives proof of the applicable yield to maturity) to the extent attributable to the period over which the holder has held the security minus interest, including Accrued Interest, already taken into account or, alternatively, the difference between the proceeds from the disposition assignment or redemption and the purchase price is subject to personal or corporate income tax in the year of the disposition assignment or maturity of the security. If, however the securities form part of the property of a German trade or business, in each year the part of the Original Issue Discount attributable to such year as well as interest accrued must be taken into account proportionately as interest income and may also be subject to trade tax. Where the security is expressed in a currency other than the Euro, the difference referred to in the sentence before the immediately preceding sentence is first computed as the difference between the foreign-currency denominated proceeds and the foreign-currency denominated price and then translated into Euros.

      Capital gains from the disposition of a security, other than income from Original Issue Discount exceeding certain thresholds, as defined above, are only taxable to a German tax-resident individual if the securities are disposed of within one year after their acquisition or form part of the property of a German trade or business, in which case the capital gains may also be subject to trade tax. Capital gains derived by German-resident corporate holders of securities will be subject to corporate income tax (plus solidarity surcharge at a rate of 5.5% thereon) and trade tax.

      If the securities are held in a custodial account that the security holder maintains with a German branch of a German or non-German financial or financial services institution (the “Disbursing Agent”) a 30% withholding tax on interest payments (Zinsabschlag), plus 5.5% solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65% of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the securities qualify as financial innovations, as explained above, and are kept in a custodial account, which the security holder maintains with a Disbursing Agent such Agent will generally withhold tax at a rate of 30% (plus solidarity surcharge at a rate of 5.5% thereon) from interest payments, Accrued Interest as well as from the positive difference between the redemption amount or proceeds from the disposition or assignment and the issue or purchase price of the securities if the security has been kept in a custodial account with such Agent since the time of issuance or acquisition, respectively, and will first compute such difference, where the security is expressed in a currency other than the Euro, as the difference between the foreign-currency denominated proceeds and the foreign-currency denominated price and will then translate such difference into Euros. If the security has not been kept in the custodial account since its issuance or acquisition the 30% withholding tax is applied to 30% of the amounts paid in partial or final redemption of the securities or the proceeds from the disposition or assignment of the securities, respectively.

      In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of a security to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of a security is an individual (i) whose security does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent but only to the extent the interest income derived from the security together with other investment income does not exceed the maximum exemption amount shown on the withholding certificate. Similarly, no withholding tax will be deducted if the holder of the security has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the relevant local tax office.

      If the securities are not kept in a custodial account with a Disbursing Agent the withholding tax will apply at a rate of 35% of the gross amount of interest paid by a Disbursing Agent upon presentation of a coupon (whether or not presented with the security to which it appertains) to a holder of such coupon (other than a non-German financial or financial services institution). In this case proceeds from the disposition or redemption of a coupon, and if the securities qualify as financial innovations 30% of the proceeds from the disposition, assignment or redemption of a security, will also be subject to withholding tax at a rate of 35%. Where the 35% withholding tax applies no Accrued Interest paid can be taken into account in determining the withholding tax base. Again solidarity surcharge at a rate of 5.5% of the withholding tax applies so that the total tax burden to be withheld is 36.925%.

      Withholding tax and solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the security holder to a refund, based on an assessment to tax.

Nonresidents

      Interest, including Accrued Interest and Original Issue Discount, and capital gains derived by persons who are not tax residents of the Federal Republic are not subject to German taxation, unless (i) the securities form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in the Federal Republic by the security holder or (ii) the interest income otherwise constitutes income taxable in Germany (such as income from the letting and leasing of certain German-situs property). In the latter case a tax regime similar to that explained above under the heading “— Tax Residents” applies; capital gains from the disposition of securities are, however, only taxable in the case of (i).

      Nonresidents of the Federal Republic are, in general, exempt from German withholding tax on interest and solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the securities are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above under the heading “— Tax Residents”.

Inheritance and Gift Tax

      No inheritance or gift taxes with respect to any security will arise under the laws of the Federal Republic, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or in the case of gift tax, neither the donor nor the donee, is a resident of the Federal Republic and such security is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in the Federal Republic. Exceptions from this rule apply to certain German expatriates.

Other Taxes

      No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic in connection with the issuance, delivery or execution of the securities. Currently, net assets tax is not levied in the Federal Republic.

EU Savings Tax Directive

      On June 3, 2003, the Council of the European Union (Ecofin) approved a directive regarding the taxation of interest income. Accordingly, each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

      For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the directive at a rate of 15% for the first three years from application of the provisions of the directive, of 20% for the subsequent three years, and of 35% from the seventh year after application of the provisions of the directive.

      The Council of the European Union agreed that the provisions to be enacted for implementation of the directive shall be applied by the EU Member States as from July 1, 2005 provided that (i) Switzerland, Liechtenstein, San Marino, Monaco and Andorra apply from that same date measures equivalent to those contained in the directive, in accordance with agreements entered into by them with the European Community and (ii) also all the relevant dependent or associated territories (the Channel Islands, the Isle of Man and the dependent or associated territories in the Caribbean) apply from that same date an automatic exchange of information or, during the transitional period described above, apply a withholding tax in the described manner.

      By legislative regulations dated January 26, 2004 the Federal Government enacted the provisions for implementing the directive into German law. The entry into force of the legislative regulations depends, however, on a determination by the Council of the European Union to the effect that the conditions for the application of the directive have been fulfilled. In view of the conditions mentioned before, it is presently not yet possible to predict when the directive will ultimately be applicable.

UNITED STATES TAXATION

      This discussion describes the material United States federal income tax consequences of owning the securities described in this prospectus which, for purposes of this discussion, are referred to as “notes”. It is the opinion of Sullivan & Cromwell LLP, US counsel to the issuers. It applies to you only if you acquire notes in the offering or offerings contemplated by this prospectus and you own your notes as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the US dollar.

      This discussion deals only with notes that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

      United States Holders. This section describes the tax consequences to a “United States holder”. A United States holder is a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this section does not apply to you, and you should see the sections entitled “United States Alien Holders (KfW Finance)” and “United States Alien Holders (KfW)” below for information that may apply to you.

      Payments of Interest. Except as described below in the case of interest on a “discount note” that is not “qualified stated interest”, each as defined later under “Original Issue Discount — General”, you will be taxed on any interest on your note, whether payable in US dollars or a foreign currency, as ordinary income at the time you receive the interest or at the time it accrues, depending on your method of accounting for tax purposes.

      Interest and any additional amounts with respect to withholding tax (including withholding tax on payments of such additional amounts) (“additional amounts”) paid on, and original issue discount (as described below under “Original Issue Discount”) accrued with respect to the notes that are issued by KfW constitute income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest, original issue discount and additional amounts paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest, original issue discount and additional amounts paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of calculating the foreign tax credit. Interest and any additional amounts paid, and original issue discount accrued with respect to notes issued by KfW Finance, however, are from sources within the United States.

      Cash Basis Taxpayers. If you are a taxpayer that uses the “cash receipts and disbursements” method of accounting for tax purposes and you receive an interest payment that is denominated in or determined by reference to a foreign currency, you must recognize income equal to the US dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into US dollars.

      Accrual Basis Taxpayers. If you are a taxpayer that uses the accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in or determined by reference to a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year).

      If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into US dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

      When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, denominated in or determined by reference to a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss attributable to the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into US dollars.

      Original Issue Discount. General. If you own a note, other than a note with a term of one year or less, it will be treated as a discount note issued at an original issue discount, if the note’s stated redemption price at maturity exceeds its issue price by more than a de minimis amount. Generally, a note’s issue price will be the first price at which a substantial amount of notes included in the issue of which the note is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A note’s stated redemption price at maturity is the total of all payments provided by the note that are not payments of qualified stated interest. Generally, an interest payment on a note is qualified stated interest if it is part of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the note.

      Your note will have de minimis original issue discount and will not be a discount note, if the amount by which its stated redemption price at maturity exceeds its issue price is less than  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. If your note has de minimis original issue discount, you must include it in income as stated principal payments are made on the note, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount.”

You can determine the includible amount with respect to each such payment by multiplying the total amount of your note’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

      divided by:

•	the stated principal amount of the note.

      Inclusion of Original Issue Discount in Income. Generally, if your discount note matures more than one year from its date of issue, you must include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount note. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount note for each day during the taxable year or portion of the taxable year that you own your discount note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount note and you may vary the length of each accrual period over the term of your discount note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount note must occur on either the first or final day of an accrual period.

      You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount note’s adjusted issue price at the beginning of the accrual period by your note’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your note allocable to the accrual period.

      You must determine the discount note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount note’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount note’s issue price and any accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium, as described below), and then

•	subtracting any payments made on your discount note in any prior accrual period that were not qualified stated interest payments.

      If an interval between payments of qualified stated interest on your discount note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

      The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your note (other than any payment of qualified stated interest); and

•	your note’s adjusted issue price as of the beginning of the final accrual period.

      Acquisition Premium. If you purchase your note for an amount that is less than or equal to the sum of all amounts (other than qualified stated interest) payable on your note after the purchase date but is greater than the amount of your note’s adjusted issue price (as determined above under “General”), the excess is “acquisition premium”. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by an amount equal to:

•	the excess of your adjusted basis in the note immediately after purchase over the adjusted issue price of your note divided by:

•	the excess of the sum of all amounts payable (other than qualified stated interest) on your note after the purchase date over your note’s adjusted issue price.

      Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your note is attributable to pre-issuance accrued interest;

•	the first stated interest payment on your note is to be made within one year of your note’s issue date; and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

      If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your note.

      Notes Subject to Contingencies Including Optional Redemption. Your note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your note by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.

      If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), you must include income on your note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

      Notwithstanding the general rules for determining yield and maturity, if your note is subject to contingencies, and either you or the issuer have an unconditional option or options that, if exercised, would require payments to be made on the note under an alternative payment schedule or schedules, then:

•	in the case of an option or options that the issuer may exercise, the issuer will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your note; and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your note.

      If both you and the issuer hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your note for the purposes of those calculations by using any date on which your note may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your note as the principal amount payable at maturity.

      If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules, then, except to the extent that a portion of your note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your note by treating your note as having been retired and reissued on the date of the change in circumstances for an amount equal to your note’s adjusted issue price on that date.

      Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your note using the constant-yield method described above under the heading “Inclusion of Original Issue Discount in Income”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “— Notes Purchased at a Premium”) or acquisition premium.

      If you make this election for your note, then, when you apply the constant-yield method:

•	the issue price of your note will equal your cost;

•	the issue date of your note will be the date you acquired it; and

•	no payments on your note will be treated as payments of qualified stated interest.

      Generally, this election will apply only to the note for which you make it; however, if the note for which this election is made has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) that you own as of the beginning of the taxable year in which you acquire the note for which you made this election or which you acquire thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or thereafter acquire. You may not revoke any election to apply the constant-yield method to all interest on a note or the deemed elections with respect to amortizable bond premium or market discount notes without the consent of the Internal Revenue Service.

      Short-Term Notes. In general, if you are an individual or other cash basis United States holder of a short-term note, you are not required to accrue OID (as specially defined below for the purposes of this paragraph) for US federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a common trust fund, or a certain type of pass through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term note will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term notes, you will be required to defer deductions for interest on borrowings allocable to your short-term notes in an amount not exceeding the deferred income until the deferred income is realized.

      When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term note, including stated interest, in your short-term note’s stated redemption price at maturity.

      Foreign Currency Discount Notes. If your discount note is denominated in or determined by reference to a foreign currency, you must determine OID for any accrual period in that foreign currency, and then translate the amount of OID into US dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described above under “— Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your note.

      Market Discount. You will be treated as if you purchased your note, other than a short-term note, at a market discount and your note will be a market discount note if:

•	you purchase your note for less than its issue price (as determined above under “General”); and

•	your note’s stated redemption price at maturity or, in the case of a discount note, the note’s revised issue price, exceeds the price you paid for your note by at least 1/4 of 1 percent of your note’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the note’s maturity.

      To determine the revised issue price of your note for these purposes, you generally add any OID that has accrued on your note to its issue price.

      If your note’s stated redemption price at maturity or, in the case of a discount note, its revised issue price, does not exceed the price you paid for the note by  1/4 of 1 percent multiplied by the number of complete years to the note’s maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.

      If you recognize gain on the maturity or disposition of your market discount note, you must treat it as ordinary income to the extent of the accrued market discount on your note. Alternatively, you may elect to include market discount in income currently over the life of your note. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. You will accrue market discount on your market discount note on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election to accrue market discount using a constant-yield method, it will apply only to the note with respect to which it is made and you may not revoke it.

      If you own a market discount note and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your note in an amount not exceeding the accrued market discount on your note until the maturity or disposition of your note.

      Notes Purchased at a Premium. If you purchase your note for an amount in excess of its principal amount, other than payments of qualified stated interest, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your note by the amount of amortizable bond premium allocable, based on your note’s yield to maturity, to that year. If your note is denominated in or determined by reference to a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. At the time your bond premium offsets your interest income, gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments, the interest on which is excludible from gross income, that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Service. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

      Purchase, Sale and Retirement of the Notes. Your tax basis in your note will generally be the US dollar cost, as defined below, of your note, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your note, and then

•	subtracting the amount of any payments on your note that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your note.

      If you purchase your note with a foreign currency, the US dollar cost of your note will generally be the US dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and your note is traded on an established securities market, as defined in the applicable Treasury regulations, the US dollar cost of your note will be the US dollar value of the purchase price on the settlement date of your purchase.

      You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your note. If your note is sold or retired for an amount in foreign currency, the amount you realize will be the US dollar value of such amount on the date the note is deposed of or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the US dollar value of the foreign currency on the settlement date of the sale.

      You will recognize capital gain or loss when you sell or retire your note, except to the extent:

•	described above under “Original Issue Discount — Short-Term Notes” or “Market Discount,”

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described in the next paragraph.

Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

      You must treat a portion of the gain or loss that you recognize on the sale or retirement of a note as United States source ordinary income or loss to the extent attributable to changes in exchange rates. However, you only take exchange gain or loss into account to the extent of the total gain or loss you realize on the transaction.

      Exchange of Amounts in Other Than US Dollars. If you receive foreign currency as interest on your note or on the sale or retirement of your note, your tax basis in the foreign currency will equal its US dollar value when the interest is received or at the time of the sale or retirement (or the settlement date if your note is traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer that so elects). If you purchase foreign currency, you generally will have a tax basis equal to the US dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase notes or exchange it for US dollars, any gain or loss recognized generally will be ordinary income or loss.

      Indexed Notes. The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to notes the payments on which are determined by reference to any index and other notes that are subject to the rules governing contingent payment obligations.

      United States Alien Holders (KfW Finance). This section describes the tax consequences to a “United States alien holder” of notes issued by KfW Finance. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

      If you are a United States holder of notes issued by KfW Finance, this section does not apply to you.

      This discussion assumes that the note is not subject to the rules of Section 871(h)(4)(A) of the Code, which relates to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party.

      Under US federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a note:

•	KfW Finance and its paying agents will not be required to deduct US withholding tax from payments of principal, premium, if any, interest, including OID, and any additional amounts to you if, in the case of interest and additional amounts,

1.	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of KfW Finance entitled to vote;

2.	you are not a controlled foreign corporation that is related to KfW Finance through stock ownership; and

3.	the US payor does not have actual knowledge or reason to know that you are a United States person and

a.	you have furnished to the US payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person,

b.	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the US payor documentation that establishes your identity and your status as a non-United States person,

c.	the US payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.	a US branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or US branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.	the US payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the US payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.	the US payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

      Further, a note held by an individual, who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for US federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of KfW Finance entitled to vote at the time of death; and

•	the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

      United States Alien Holders (KfW). This section describes the tax consequences to a United States alien holder of notes issued by KfW. If you are a United States holder of notes issued by KfW, this section does not apply to you.

      Payments of Interest. Subject to the discussion of backup withholding below, payments of principal, premium, if any, and interest, including OID, on a note is exempt from US federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you have an office or other fixed place of business in the United States to which the interest is attributable; and

•	you derive the interest in the active conduct of a banking, financing or similar business within the United States.

      Purchase, Sale, Retirement and Other Disposition of the Notes. You generally will not be subject to US federal income tax on gain realized on the sale, exchange or retirement of a note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      For purposes of the US federal estate tax, the notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

      Recently-promulgated Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the notes are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the notes in connection with a U.S. trade or business) that recognizes a loss with respect to the notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting (KfW Finance)

      This section describes the backup withholding and information reporting relating to holders of notes issued by KfW Finance.

      United States Holders. In general, if you are a noncorporate United States holder, KfW Finance and other payors may be required to report to the Internal Revenue Service all payments of principal, any premium and interest on your note, and the accrual of OID on a discount note. In addition, the proceeds of the sale of your note before maturity within the United States will be reported to the US Internal Revenue Service. Additionally, backup withholding will apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

      United States Alien Holders. In general, if you are a United States alien holder, payments of principal, premium or interest, including OID, made by KfW Finance and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “United States Alien Holders (KfW Finance)” are satisfied or you otherwise establish an exemption. However, KfW Finance and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations, or

•	you otherwise establish an exemption.

      If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

      In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in US Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

      In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

Backup Withholding and Information Reporting (KfW)

      This section describes the backup withholding and information reporting requirements regarding holders of notes issued by KfW.

      United States Holders. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of proceeds from the sale of a note effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      United States Alien Holders. If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by KfW or another non-United States payor and

•	other payments of principal and interest, and the payment of the proceeds from the sale of a note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with US Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of notes issued by KFW will have the same tax treatment as payments of the proceeds from the sale of notes issued by KFW Finance described above.

PLAN OF DISTRIBUTION

      KfW and KfW Finance may each sell securities in any of three ways:

•	through underwriters or dealers,

•	directly to one or a limited number of institutional purchasers, or

•	through agents.

      Each prospectus supplement with respect to securities will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities or the basis on which the price will be determined and the net proceeds to KfW or KfW Finance, as the case may be, from the sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

      If underwriters are used in any sale, the underwriters will acquire securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      KfW or KfW Finance may sell securities directly to one or more institutional purchasers, or through agents designated by KfW or KfW Finance from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by KfW or KfW Finance, as applicable, to such agents will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Limitations on sales to United States persons of securities in bearer form, if any, will be described in the relevant prospectus supplement.

      Under agreements entered into with KfW and KfW Finance, agents and underwriters may be entitled to indemnification by KfW and KfW Finance against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of those liabilities. Agents and underwriters may engage in transactions with or perform services for KfW and KfW Finance in the ordinary course of business.

VALIDITY OF SECURITIES AND KfW GUARANTEE

      The validity of each series of securities issued by KfW will be passed upon on behalf of KfW by the legal department of KfW and on behalf of the underwriters by Hengeler Mueller Partnerschaft von Rechtsanwaelten, Frankfurt am Main.

      The validity of each series of securities issued by KfW Finance will be passed upon on behalf of KfW Finance by Sullivan & Cromwell LLP, New York, New York, and on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

      The validity of the KfW guarantee relating to the securities of such series issued by KfW Finance will be passed upon on behalf of KfW Finance by the legal department of KfW and by Sullivan & Cromwell LLP, and on behalf of the underwriters by Simpson Thacher & Bartlett LLP and Hengeler Mueller Partnerschaft von Rechtsanwaelten.

      All statements in this prospectus with respect to the guarantee of the Federal Republic have been passed upon by the legal department of KfW, and are included upon its authority.

      As to all matters of German law, Sullivan & Cromwell LLP and Simpson Thacher & Bartlett LLP may rely on the opinions of the legal department of KfW and Hengeler Mueller Partnerschaft von Rechtsanwaelten, respectively. Robert M. Thomas, Jr. and David F. Morrison, partners of Sullivan & Cromwell LLP, serve as Vice Chairman of the Board of Directors and Assistant Secretary, and as Director, Vice President and Assistant Secretary, respectively, of KfW Finance.

LIMITATIONS ON ACTIONS AGAINST THE FEDERAL REPUBLIC

      The Federal Republic will not waive any immunity from jurisdiction in the United States for any purpose. The Federal Republic is, however, subject to suit in competent courts in Germany. The United States Foreign Sovereign Immunities Act may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the United States federal securities laws. Under that Act, execution upon the property of the Federal Republic in the United States to enforce a judgment is limited to an execution upon property of the Federal Republic used for the commercial activity on which the claim was based. A judgment of a United States state or federal court may not be enforceable in a German court if based on jurisdiction based on the United States Foreign Sovereign Immunities Act or if based on the United States federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic, the property of the State is not subject to attachment or to seizure.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST KfW

      KfW is located in Germany and the members of the Board of Management and the Board of Directors, as well as the experts and governmental officials referred to in this prospectus, are non-residents of the United States, and all or a substantial portion of the assets of KfW and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of United States courts against those persons, including judgments predicated upon civil liabilities under the United States securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in German courts of judgments of United States courts including judgments imposing liabilities predicated upon U.S. securities laws.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

      The name and address of the authorized representative of KfW and the Federal Republic in the United States for purposes of the United States Securities Act 1933 is KfW International Finance Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899, USA.

OFFICIAL STATEMENTS AND DOCUMENTS

      The information set forth in this prospectus or incorporated in this prospectus by reference relating to the Federal Republic is stated by Dietrich Jahn in his official capacity as Ministerialdirigent in the Federal Ministry of Finance. The documents referred to in the information incorporated in this prospectus by reference relating to the Federal Republic as being the sources of financial or statistical data set forth in that information are in all cases official public documents of the Federal Republic or its agencies, with the exception of the International Financial Statistics of the International Monetary Fund, the Annual Report of the European Investment Bank and documents released by the European Union on its official website, which are official public documents of these international organizations.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Expenses

Expenses, other than underwriting discounts and commissions, payable by KfW in connection with the issuance and sale of the securities are estimated as follows:

SEC Registration Fee	$669,831
Rating Agency Fees	720,000
Printing Costs	40,000
Legal Fees and Expenses	600,000

Total	$2,029,831

Undertakings

     The Registrants hereby undertake:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the Registrants shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) that, for purposes of determining any liability under the Securities Act, each filing of the Registrants’ annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE OF REGISTRANT AND GUARANTOR

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant and Guarantor KfW has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Federal Republic of Germany, on December 17, 2004.

KfW
By:	/s/ Hans W. Reich
Hans W. Reich
Managing Director

By:	/s/ Detlef Leinberger
Detlef Leinberger
Managing Director

SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Federal Republic of Germany, on December 17, 2004.* The Federal Republic hereby appoints KfW International Finance Inc. as its authorized agent and representative under the Securities Act of 1933 in connection with this Registration Statement and any amendment hereto with all powers consequent to such appointment.

The Federal Republic of Germany
By:	/s/ Dietrich Jahn
Dietrich Jahn
Ministerialdirigent

*	Consent is hereby given to the use of the name of the undersigned and the making of statements with respect to him under the caption “Official Statements and Documents” in the Prospectus included in the Registration Statement.

SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant KfW International Finance Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on December 17, 2004.

KfW International Finance Inc.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

SIGNATURE OF AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of KfW and of the Federal Republic of Germany in the United States, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on December 17, 2004.

KfW International Finance Inc.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

Exhibit
1.1	Form of Subscription Agreement for Debt Securities of KfW

1.2	Form of Standard Underwriting Terms and Terms Agreement for Debt Securities of KfW Finance (filed as Exhibit D to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-50596) and incorporated herein by reference)

1.3	Form of Selling Agency Agreement and Terms and Agreement for Debt Securities of KfW Finance (filed as Exhibit A to KfW Finance’s Post-Effective Amendment No. 1 to Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

1.4	First Amendment and Supplement dated as of April 27, 1994 to the Selling Agency Agreement for Debt Securities of KfW Finance, dated as of July 11, 1990 (filed as Exhibit F to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-881648) and incorporated herein by reference)

3.1	Law Concerning the Kreditanstalt für Wiederaufbau (English language translation)

3.2	By-laws of Kreditanstalt für Wiederaufbau (English language translation)

4.1	Amended and Restated Agency Agreement, dated December 16, 2004, for Debt Securities of KfW

4.2	Form of Notes for Debt Securities of KfW (included in Exhibit 4.1 and Exhibit 1.1)

4.3	Fiscal Agency Agreement for Debt Securities of KfW Finance, including KfW Guarantee and forms of Notes for Debt Securities of KfW Finance (filed as Exhibit E to KfW Finance’s Registration Statement under Schedule B to the Securities Act (Registration No. 33-28044) and incorporated herein by reference)

4.4	Form of Note for Debt Securities of KfW Finance which bear interest at a fixed rate (filed as Exhibit N to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

4.5	Form of Note for Debt Securities of KfW Finance which bear interest at a rate determined by reference to an index (filed as Exhibit O to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

4.6	Form of Global Note for Debt Securities of KfW Finance which bear interest at a fixed rate (filed as Exhibit P to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

4.7	Form of Global Note for Debt Securities of KfW Finance which bear interest at a rate determined by reference to an index (filed as Exhibit Q to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

5.1	Opinion (including consent) of Dr. Volker Gross, Esq., Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany, General Counsel and Senior Vice President of KfW, in respect of the legality of the issue of Debt Securities of KfW

Exhibit

5.2	Opinion (including consent) of Sullivan & Cromwell LLP, Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, counsel to KfW Finance, in respect of the legality of the issue of Debt Securities of KfW Finance

5.3	Opinion (including consent) of Dr. Volker Gross, Esq., Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany, General Counsel and Senior Vice President of KfW, in respect of the legality of the KfW Guarantee

5.4	Opinion (including consent) of Dr. Volker Gross, Esq., Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany, General Counsel and Senior Vice President of KfW, in respect of the Guarantee of the Federal Republic

8.1	Opinion of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters (included in the Prospectus under the caption “United States Taxation”)

23.1	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

23.2	Consent of Dietrich Jahn, Ministerialdirigent (included on pg. II-3)

99.1	Form of Calculation Agency Agreement for Debt Securities of KfW Finance among KfW Finance, KfW and Morgan Guaranty Trust Company of New York (‘‘MGT’’) (filed as Exhibit I to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

99.2	Form of Determination Agency Agreement for Debt Securities of KfW Finance among KfW Finance, KfW and MGT (filed as Exhibit J to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)

99.3	Form of Exchange Rate Agency Agreement for Debt Securities of KfW Finance among KfW Finance, KfW and MGT (Registration No. 33-35616) (filed as Exhibit K to KfW Finance’s Registration Statement under Schedule B of the Securities Act (Registration No. 33-35616) and incorporated herein by reference)